SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

                                   ----------

                             TECH LABORATORIES, INC.
                             -----------------------
                                (Name of Issuer)

                          COMMON STOCK $0.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    878249101
                                    ---------
                                 (CUSIP Number)

                                January 22, 2001
             -------------------------------------------------------
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)


                               (Page 1 of 4 Pages)

                                                               Page 2 of 4 Pages


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Endeavour Capital Investment Fund S.A.
    None
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    The Bahamas
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       441,612 shares (See Note A )
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          None.
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             441,612 shares (See Note A )
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       None.
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    441,612 shares (See Note A )
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.99% (See Note A)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a).   Name of Issuer.

             TECH LABORATORIES, INC.

Item 1(b).   Address of Issuer's Principal Executive Offices.

             955 Belmont Avenue
             North Haledon, New Jersey 07508

Item 2(a).   Names of Person Filing.

             The Endeavour Capital Investment Fund S.A.

Item 2(b).   Address of Principal Business Office, or if none, Residence.

             Cumberland House
             #27 Cumberland Street
             Nassau, New Providence
             The Bahamas

Item 2(c).   Citizenship.

             The Bahamas

Item 2(d).   Title of Class of Securities.

             Common Stock, $0.01 par value per share.

                                                               Page 3 of 4 Pages


Item 2(e).   CUSIP Number.

             878249101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

             N/A

Item 4.      Ownership.

      (a) Amount beneficially owned by reporting person: 441,612 shares (See Note A)
      (b)    Percent of Class: 9.99% (See Note A)
      (c)    Number of shares as to which such person has:
             (i)   Sole power to direct the vote: 441,612 shares (See Note A)
             (ii)  Shared power to vote or to direct the vote: none.
             (iii) Sole power to dispose or direct the disposition of the Common
                  Stock: 441,612 shares of common stock of the Issuer. (See Note
                  A).
             (iv)  Shared power to dispose or direct the disposition of: none.

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                                               Page 4 of 4 Pages


            After reasonable inquiry and to the best of my knowledge and belief,
             I certify that the information set forth in this statement is true, complete and correct.

                                                    May 23, 2001
                                    ------------------------------------------
                                                       (Date)


                                 /s/ The Endeavour Capital Investment Fund, S.A.
                                            By: Barry Herman, President

                                 -----------------------------------------------


                                               /s/ Barry Herman

                                 -----------------------------------------------
                                                  (Signature)

                                     NOTE A

There are 4,420,541 shares of the Common Stock of the Issuer outstanding.

Reporting Person currently owns 1,758 shares of the Common Stock of the Issuer.

Reporting Person holds shares of the Issuer's 6.5% Convertible Notes having an aggregate stated value of $420,120. Under its terms, the Convertible Notes are generally convertible into shares of Common Stock of the Issuer, where conversions are effected at a conversion rate (the "Conversion Price") equal to the lower of 1) 85% of the average of the five (5) lowest closing bid prices for the Common Stock for the twenty two (22) Trading Days prior to the Conversion Date or, 2) $2.91. The Convertible Notes, however, are not currently fully convertible into shares of Common Stock of the Issuer by the holders, because
Section 9.3 of the Note Subscription Agreement restricts the rights of Reporting Person to convert if, as a result of such conversion (but without giving effect to shares issuable upon conversions not yet submitted), the Reporting Person and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of the Common Stock of the Issuer. Were such restriction not applicable, Reporting Person would, based on current market prices of such Common Stock resulting in a Conversion Price of about $0.3842______ per share, be able to convert its Convertible Notes into 1,093,492___________shares of Common Stock. If dividends on the Convertible Note through the present was paid (at the option of the Issuer) in Common Stock based on the same Conversion Price, the Reporting Person would receive an additional 43,425_________shares of Common Stock.

If all of the Convertible Notes were currently fully convertible and converted, if the cumulative dividends on the entire amount of the Convertible Notes were paid in Common Stock at the same Conversion Price, and if the Reporting Person's currently owned shares were included, the Reporting Person's total shares of Common Stock would be 1,138,675__________ shares.

The exact number of shares that would be issuable to the Reporting Person upon such conversions is subject to change because the actual conversion rate at the time of any given conversion may be higher or lower.

The Reporting Person disclaims any beneficial interest or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.